Exhibit 99.76

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement of Penn West Energy Trust on Form 40-F of our report dated February 10, 2006, relating to the financial statements of Petrofund Energy Trust as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting), appearing in this Registration Statement.

We also consent to the use in this Registration Statement of Penn West Energy Trust on Form 40-F of our report dated May 23, 2006, relating to the financial information consisting of a Statement of Net Operating Revenue of the ExploreCo Assets for each of the years in the three year period ended December 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting), appearing in this Registration Statement.

We also consent to the use in this Registration Statement of Penn West Energy Trust on Form 40-F of our report dated May 23, 2006, relating to the balance sheet of 1231818 Alberta Ltd. as at March 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting), appearing in this Registration Statement.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Calgary, Alberta, Canada

June 2, 2006